August 15, 2011

VIA U.S. MAIL
Frank J. Julian, Esq.
Associate General Counsel
Jackson National Insurance Company
1 Corporate Way
Lansing, MI 48951

> Re: Jackson National Separate Account I
>   Jackson National Life Insurance Company
>   Initial N-4 filed 7/22/11
>   333-175718 and 811-8664
>
>   JNLNY Separate Account I
>   Jackson National Life Insurance Company of NY
>   Initial N-4 filed 7/22/11
>   333-175720 and 811-8401

Dear Mr. Julian:

The staff has reviewed the above-referenced registration statements which the Commission received on July 22, 2011. Based on your representations that the filings are substantially similar to File Nos. 333-118368 and 333-118370, respectively, the filings received a partial review. Based on this review, we have the following comments on the filings. Note that page numbers refer to the courtesy copy of the Jackson National Separate Account I filing, but that, unless stated otherwise, the comments apply to JNLNY Separate Account I filing, as well.

1. General

a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

c. Please remove all references to "Excess Interest Adjustments" as such adjustments do not appear to apply. This comment applies to the examples in Appendices D and E, as well.

2. Cover Page

Please remove the disclosure that the registration statements "relate in part" to File Nos. 333-118368 and 333-118370, respectively.

3. Glossary, pages 1-2

a. Please add all capitalized terms to the Glossary.

b. Please provide a more specific definition of Good Order.

4. Key Facts, page 3

Please add disclosure to the effect that if one's Contract Value were ever to become insufficient to pay the charges under the contract, unless one of the GMWBs were in effect, the contract would terminate without value.

5. Fees and Expenses Tables, pages 4-11

a. The footnotes to the tables are far too detailed and include disclosure that is more appropriately (and is already) provided in response to Item 5 of Form N-4. Please par down the footnotes. Note that where fees are based on something other than contract value, however, a brief description of the basis should be included.

b. In the fee table footnotes, please change the phrase "below tables" to "tables below" each time it appears.

6. Owner Transaction Expenses, page 4

a. In footnote 1 to the fee table, for clarity, please remove the term "Base Schedule."

b. Please revise the italicized language following the Maximum Contract Enhancement Recapture Charge to make it clear that the charge is assessed against more than just the first year's premiums.

c. Please remove the commutation fee from the fee table. Please disclose that there may be fees imposed during the annuitization phase in the brief narrative preceding the fee table and provide a cross-reference to those portions of the prospectus describing this commutation fee. See Instruction 2 to Item 3(a) of Form N-4. [This comment applies only to File No. 333-175718.]

7. Total Annual Fund Operating Expenses Table, pages 11-14

   a. Please supplementally confirm, if true, that Acquired Fund Fees and Expenses include ETF fees.

   b. We note that footnote G appears next to the JNL/Franklin Templeton Mutual Shares line item in the table, but there is no mention of the fund in the note. Please advise or revise.

   c. We are unable to locate footnote I in the table. Please advise or revise.

8. Example, pages 14-15

   Please confirm that the example: (1) reflects the most expensive combination of contract options; and (2) does not include any incremental increase in fees attributable to the Contract Enhancement.

9. Investment Divisions - JNL Institutional Funds, page 18

   Please explain in the prospectus what you mean by "traditional" and "nontraditional" asset classes.

10. Investment Divisions - JNL/Mellon Capital management Value Line 30 Fund, page 27

    Please explain in the prospectus what you mean by "Timeliness."

11. Mortality and Expense Risk Charges, pages 29

    Please bold the statement in the third to last paragraph of the page that "[i]f your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value."

12. Transfer Charge, page 30

    For purposes of the Transfer Charge, please clarify what is considered a transfer (e.g., on a given day, if a contract owner moves money from Funds A & B to Funds X, Y & Z, how many transfers has occurred?)

13. Guaranteed Minimum Withdrawal Benefits - General, pages 46-120

    a. Please add a chart to the prospectus or an appendix thereto comparing the GMWBs.

    b. As none of the GMWBs is currently offered after the issue date, please take out all references to purchasing the riders at any other time. This comment applies to the examples in the appendices, as well.

14. SafeGuardMax - Withdrawals, page 48

   Please clarify that once established the GAWA percentage will not change. Please make corresponding changes in the other GMWB endorsements, as applicable.

15. RMD Calculations, pages 50, 54-55, 59, 64-65, 77, 88-89, 100-101, 112-113

   Instead of repeating this disclosure 8 times, please include it once with appropriate cross-references.

16. Transfer of Assets (File No. 333-175718 only), page 68

   Please state in plain English when assets are transferred from the GMWB Fixed Account to the Investment Divisions/Fixed Account Options (as was done with transfers from the Investment Divisions/Fixed Account Options to the GMWB Fixed Account).

17. Optional Death Benefits – GMWB Death Benefit (File No. 333-175718 only), pages 67 and 131

   Please provide a more comprehensive discussion of the GMWB Death Benefit. Does the benefit just apply to purchasers of the LifeGuard Freedom Flex and Jackson Selector Protector GMWBs? Is the calculation the same under both options? Is there a charge for the benefit?

18. Continuation Adjustment, pages 68

   Please define the term continuation adjustment the first time you use it.

19. Income Options - Option 1 - Life Income, page 122

   Please disclose that under Option 1 it is possible that an Owner/Annuitant could receive just one payment.

20. Appendix D & Appendix E - GMWB Prospectus Examples, D-1 to E-10

   a. Please revise the appendices such that: (1) each example makes clear which GMWB(s) is/are illustrated; (2) the examples do not illustrate options that are not currently available under the contracts (e.g. examples assuming purchase of a GMWB after the contract issue date); and (3) the examples are not redundant (many of the examples in Appendix E are identical to those in Appendix D).

   b. In the first sentence of Example 11 of Appendix D you unnecessarily repeat the phrase "GWB is re-determined." Please revise.

c. It is unclear why you refer to the guaranteed withdrawal balance adjustment as the 200% Guaranteed Withdrawal Balance Adjustment in the Jackson National Separate Account I filing, but not the JNLNY Separate Account I filing. Please advise or revise.

d. In Example 1b on page D-1, please clarify that for some of the GMWB riders (such as SafeGuardMax) the initial GWB may be reduced by any recapture charge.

e. Please revise the second sentence of the first note on page D-6 for clarity.

f. Please consistently capitalize defined terms throughout the examples (e.g., "step-up" and "bonus base" in Example 6 on pages D-5 to D-6).

21. Appendix F, page F-1

For clarity, please consider removing the phrases "the upper breakpoint of" and "the lower breakpoint of" as a contract owner may not be familiar with the concept of breakpoints. Please also make a corresponding change in Appendix E.   [This comment applies only to File No. 333-175718.]

22. Part C - Power of Attorney

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

 23. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

24. Tandy Comment

Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products